UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                               Celadon Group, Inc.
                               -------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    150838100
                                    ---------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)
[   ]      Rule 13d-1(c)
[ X ]      Rule 13d-1(d)

--------------------------------------------------------------------------------
CUSIP NO          150838100         13G
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stephen Russell


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  [  ]
                (b)  [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

                902,138

6.   SHARED VOTING POWER

                32,000


7.   SOLE DISPOSITIVE POWER

                902,138

8.   SHARED DISPOSITIVE POWER

                32,000


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                934,138

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                12.2%

12.  TYPE OF REPORTING PERSON

                IN   7,679,358

Item 1(a).      Name of Issuer:
                Celadon Group, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                One Celadon Drive
                Indianapolis, IN  46235

Item 2(a).      Name of Persons Filing:
                Stephen Russell

Item 2(b).      Address of Principal Business Office or, if none,
                Residence:
                One Celadon Drive
                Indianapolis, IN  46235

Item 2(c).      Citizenship:
                United States

Item 2(d).      Title of Class of Securities:
                Common Stock

Item 2(e).      CUSIP Number:

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.         Ownership

                (a).  Amount of beneficially owned:
                      See the responses to Item 9 on the attached cover pages.

                (b).  Percent of Class:
                      See the responses to Item 11 on the attached cover pages.

                (c).  Number of shares as to which such person has:

                           (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                          (ii).    Shared  power to vote or to direct  the vote:
                                   See the responses to Item 6 on the attached cover pages.

                         (iii). Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                          (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable

Item 7.         Which   Identification  and  Classification  of  the  Subsidiary
                Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable

Item 9.         Notice of Dissolution of Group.
                Not Applicable

Item 10.        Certification.
                Not Applicable



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 28, 2002
                                   By:  /s/  Stephen Russell
                                        ----------------------------------------
                                        Name:  Stephen Russell



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